Subject to Completion Preliminary Term Sheet dated March 30, 2016
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202354
(To Prospectus dated May 1, 2015,
Prospectus Supplement dated January 20, 2016 and Product Supplement COMM ARN-1 dated March 4, 2016)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	April , 2016 May , 2016 July , 2017
*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Accelerated Return Notes® Linked to the
Gold Spot Price
■
Maturity of approximately 14 months
■
3-to-1 upside exposure to increases in the Gold Spot Price, subject to a capped return of [12% to 16%]
■
1-to-1 downside exposure to decreases in the Gold Spot Price, with 100% of your investment at risk
■
All payments occur at maturity and are subject to the credit risk of Bank of America Corporation
■
No periodic interest payments
■
In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”
■
Limited secondary market liquidity, with no exchange listing

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement COMM ARN-1.
The initial estimated value of the notes as of the pricing date is expected to be between $9.50 and $9.80 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-11 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
_________________________
None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________
	Per Unit	Total
Public offering price(1)……………………	$10.00	$
Underwriting discount(1)…………………	$0.20	$
Proceeds, before expenses, to BAC…...	$9.80	$
(1)
For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution; Conflicts of Interest” below.

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
Merrill Lynch & Co.
April     , 2016

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017
Summary
The Accelerated Return Notes® Linked to the Gold Spot Price, due July  , 2017 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Gold Spot Price, is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Gold Spot Price, subject to our credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value range for the notes.  This initial estimated value range was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes.  The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-11.
Terms of the Notes		Redemption Amount Determination
Issuer:	Bank of America Corporation (“BAC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The LBMA Gold Price PM (the “Gold Spot Price”), which is a benchmark price for gold in U.S. dollars and delivered immediately (Bloomberg symbol: “GOLDLNPM”).
Starting Value:	The Gold Spot Price on the pricing date subject to postponement in the event of Market Disruption Events, as described beginning on page PS-31 of product supplement COMM ARN-1.
Ending Value:
The Gold Spot Price on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-19 of product supplement COMM ARN-1.

Participation Rate:	300%
Capped Value:	[$11.20 to $11.60] per unit, which represents a return of [12% to 16%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-11.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.
Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017
The terms and risks of the notes are contained in this term sheet and in the following:
■	Product supplement COMM ARN-1 dated March 4, 2016: http://www.sec.gov/Archives/edgar/data/70858/000119312516493336/d155472d424b5.htm
■	Series L MTN prospectus supplement dated January 20, 2016 and prospectus dated May 1, 2015: http://www.sec.gov/Archives/edgar/data/70858/000119312516433708/d122981d424b3.htm
These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement COMM ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.
Investor Considerations
You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
■
You anticipate that the Gold Spot Price will increase moderately from the Starting Value to the Ending Value.
■
You are willing to risk a loss of principal and return if the Gold Spot Price decreases from the Starting Value to the Ending Value.
■
You accept that the return on the notes will be capped.
■
You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.
■
You are willing to forgo the rights and benefits of owning gold or any related futures contract.
■
You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.
■
You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

■
You believe that the Gold Spot Price will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
■
You seek principal repayment or preservation of capital.
■
You seek an uncapped return on your investment.
■
You seek interest payments or other current income on your investment.
■
You want to receive the rights and benefits of owning gold or any related futures contract.
■
You seek an investment for which there will be a liquid secondary market.
■
You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017
Hypothetical Payout Profile and Examples of Payments at Maturity
The below graph is based on hypothetical numbers and values.
Accelerated Return Notes®
This graph reflects the returns on the notes based on the Participation Rate of 300% and a Capped Value of $11.40 per unit (the midpoint of the Capped Value range of [$11.20 to $11.60]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in gold, as measured by the Gold Spot Price.
This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, a Capped Value of $11.40 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent actual prices of the Market Measure, see “The Gold Spot Price” section below.  In addition, all payments on the notes are subject to issuer credit risk.
Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
105.00	5.00%	$11.40(2)	14.00%
110.00	10.00%	$11.40	14.00%
120.00	20.00%	$11.40	14.00%
130.00	30.00%	$11.40	14.00%
140.00	40.00%	$11.40	14.00%
150.00	50.00%	$11.40	14.00%
160.00	60.00%	$11.40	14.00%
(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.
Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017
Redemption Amount Calculation Examples
Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 80.00
= $8.00 Redemption Amount per unit
Example 2
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.00
= $10.60 Redemption Amount per unit
Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.40 per unit
Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017
Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement COMM ARN-1, page S-5 of the Series L MTN prospectus supplement, and page 9 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
■	Depending on the performance of the Gold Spot Price as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
■	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
■
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

■	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in gold, as measured by the Gold Spot Price.
■
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

■
The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value.  This is due to, among other things, changes in the Gold Spot Price, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-11. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

■
The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Gold Spot Price, our creditworthiness and changes in market conditions.

■
A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

■
Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in gold and related futures contracts) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

■	Ownership of the notes will not entitle you to any rights with respect to gold or any related futures contracts.
■	Suspensions or disruptions of trading in gold and related futures contracts may adversely affect the value of the notes.
■	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
■	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent.
■
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-27 of product supplement COMM ARN-1.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017
Additional Risk Factors
There are risks associated with investing in gold or gold-linked notes.
The Gold Spot Price will be derived from a physically settled, electronic and tradeable auction process.  Certain features of U.S. futures markets are not present in the context of such auction process. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.
The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Gold Spot Price.
The price movements in the Gold Spot Price may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for gold that have more distant delivery dates than the Gold Spot Price. The prices for these distant-delivery futures contracts may not increase to the same extent as the Gold Spot Price, or may decrease to a greater extent, which may adversely affect the value of the notes.
Changes in the methodology used to calculate the Gold Spot Price or changes in laws or regulations may affect the value of the notes.
As discussed in “The Gold Spot Price” below, the process used by the ICE Benchmark Administration (the “IBA”) for setting the Gold Spot Price during the term of the notes began in 2015.  Accordingly, the levels of the Gold Spot Price during the term of the notes, including on the calculation day, may vary from the historical levels of the Gold Spot Price, and may be lower than they would have been in the absence of this change.
The IBA may further adjust the determination of the Gold Spot Price in a way that adversely affects the value of the notes, and has no obligation to consider your interests. Any change of this kind could cause a decrease in the Gold Spot Price, which would adversely affect the value of the notes. In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Gold Spot Price and, as a result, could adversely affect the value of the notes.
Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017
Other Terms of the Notes
The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth in product supplement COMM ARN-1.

Market Disruption Event
A “Market Disruption Event” means any of the following events, as determined by the calculation agent:
(A) the suspension of or material limitation on trading in gold, or futures contracts or options related to gold, on the Relevant Market (as defined below);
(B) the failure of trading to commence, or permanent discontinuance of trading, in gold, or futures contracts or options related to gold, on the Relevant Market;
(C) the failure of the IBA (as defined above) to calculate or publish the Gold Spot Price for that day; or
(D) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with the issuer’s ability or the ability of any of the issuer’s affiliates to unwind all or a material portion of a hedge that the issuer or the issuer’s affiliates have effected or may effect as to the notes.
For the purpose of determining whether a Market Disruption Event has occurred:
(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and
(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the IBA in the Relevant Market under ordinary circumstances.
“Relevant Market” means the market in London on which the IBA, or any successor thereto, quotes prices for the buying and selling of gold, or if such market is no longer the principal trading market for gold or options or futures contracts for gold, such other exchange or principal trading market for gold as determined by the calculation agent which serves as the source of prices for gold, and any principal exchanges where options or futures contracts on gold are traded.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017

The Gold Spot Price
The Gold Spot Price is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately.  It measures the spot price of gold in U.S. dollars per troy ounce.
Until March 2015, the Gold Spot Price was determined at 3:00 p.m., London time, by five market-making members of the London Bullion Market Association.  During this period, these members met by telephone each London business day at 3:00 p.m. to determine the Gold Spot Price.  The five members are the Bank of Nova Scotia-ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale, collectively referred to as the London Gold Market Fixing Ltd. The Gold Spot Price is currently published by Bloomberg, L.P. under the symbol “GOLDLNPM.”
Commencing on March 20, 2015, the manner in which the Gold Spot Price has been determined in recent years as described above (also known as the P.M. Gold Fixing Price) was discontinued and replaced by the “LBMA Gold Price.”  The IBA became the administrator for determining the LBMA Gold Price.  The IBA provides the auction platform and methodology, as well as overall independent administration and governance for the LBMA Gold Price.
The IBA hosts an electronic auction process for the LBMA Gold Price. The auction is based on anonymous bids and offers that are published on-screen and in real-time, and conducted in U.S. dollars.  The LBMA Gold Price is set twice daily at 10:30 a.m. and 3:00 p.m., London time, on each business day, with the Gold Spot Price being determined at 3:00 p.m. The Bloomberg symbol for the Gold Spot Price was unchanged as a result of these changes.
Additional information about the fixing of the LBMA Gold Price may be found at www.lbma.org.uk. We are not incorporating by reference the website or any material it includes in this term sheet.
An investment in the notes does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the London bullion market.
All references to the LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only.  ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the LBMA Gold Prices or the notes.
The following graph shows the daily historical performance of the Gold Spot Price in the period from January 1, 2008 through March 29, 2016.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On March 29, 2016, the Gold Spot Price was 1,226.00.
Historical Performance of the Gold Spot Price

2000
1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
Jan–08
Jul–08
Jan–09
Jul–09
Jan–10
Jul–10
Jan–11
Jul–11
Jan–12
Jul–12
Jan–13
Jul–13
Jan–14
Jul–14
Jan–15
Jul–15
Jan–16

This historical data on the Gold Spot Price is not necessarily indicative of the future performance of the Gold Spot Price or what the value of the notes may be. Any historical upward or downward trend in the Gold Spot Price during any period set forth above is not an indication that the Gold Spot Price is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Gold Spot Price.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017
Supplement to the Plan of Distribution; Conflicts of Interest
Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.
We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.
MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Gold Spot Price and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:
●
the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

●
a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

●
a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).
Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017
Structuring the Notes
The notes are our debt securities, the return on which is linked to the performance of the Gold Spot Price.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Gold Spot Price and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Gold Spot Price, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.
For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds” on page PS-16 of product supplement COMM ARN-1.
Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the Gold Spot Price, due July , 2017
Summary Tax Consequences
You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:
■	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
■
You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Gold Spot Price.

■
Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 99 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

■	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.
You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-27 of product supplement COMM ARN-1.
Where You Can Find More Information
We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification
MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.
Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.
“Accelerated Return Notes®” and “ARNs®” are our registered service marks.
Accelerated Return Notes®	TS-12